
10012951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075 & 333-124401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit 23 – Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee

Date: June 18, 2010

/s/ Kendall W. Rieman

(on behalf of the Plan Administrative Committee, as Plan Administrator)

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

PAGE


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP

Toledo, Ohio
June 18, 2010

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	**2008**
ASSETS		
Investments:		
Participant – directed	$ 10,311,680	$ 8,317,056
Nonparticipant – directed	224,406	215,454
Total investments	10,536,086	8,532,510
Accrued investment income	2,287	7,854
Cash	-	4,338
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,538,373	$ 8,544,702

The accompanying notes are an integral part of the financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 1,210,522	$(2,734,365)
Interest, including $28,148 in 2009 and $20,240 in 2008 from The Croghan Colonial Bank – savings account	94,088	144,630
Dividends, including $25,607 in 2009 and $21,946 in 2008 from Croghan Bancshares, Inc. common stock	80,409	118,661
Litigation settlement proceeds	127	-
Net investment income (loss)	1,385,146	(2,471,074)
Contributions:		
Employer	361,010	348,540
Participants, including rollover contributions from other plans of $3,423 in 2009 and $304 in 2008	462,827	485,973
Total contributions	823,837	834,513
Total additions	2,208,983	(1,636,361)
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	213,897	693,154
Administrative expenses	1,415	1,296
Total deductions	215,312	694,450
Net increase (decrease)	1,993,671	(2,331,011)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	8,544,702	10,875,713
End of year	$ 10,538,373	$ 8,544,702

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of Croghan Bancshares, Inc. common stock is determined based on the most recent purchases and sales of the stock transacted by the market intermediary or the latest bid price. Participant loans receivable and cash equivalents are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon payment.

Administrative Expenses

Administrative expenses consist of fees charged for benefit payment and loan processing. All other administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

Reclassifications

Certain reclassifications of 2008 amounts have been made to conform with the 2009 presentation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 (formerly FASB No. 168), *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* The Accounting Standards Codification (ASC) is the single source of authoritative non-governmental U.S. generally accepted accounting principles (GAAP). The ASC does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The ASC was effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASU No. 2009-01 did not have any impact on the statement of net assets or changes in net assets of the Plan as it only required changes to GAAP references in the financial statements.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2009, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the year ended December 31, 2009. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2009.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Universal Pension, Inc. (BYSIS). Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997 and amended and restated effective January 1, 2010, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and have attained age 18 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Funding Policy

Plan participants may defer and contribute up to an unspecified percentage of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code.

Under the terms of the Plan agreement, the Bank makes matching contributions as defined in the Plan's agreement of 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation). Matching contributions to the Plan amounted to $137,010 in 2009 and $135,540 in 2008.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are immediately vested in profit sharing contributions made under the safe harbor provisions, and participants are not required to be employed by the Bank on the last day of the plan year to participate in safe harbor profit sharing contributions.

Profit sharing contributions to the Plan amounted to $224,000 in 2009 and $213,000 in 2008.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator. The Plan presently offers 13 mutual funds and Croghan Bancshares, Inc. common stock (up to 10% of the market value of a participant's account balance), as well as various cash equivalent instruments, as investment options for plan participants. Profit sharing contributions are funded by the Bank quarterly and allocated to participants the first quarter of the subsequent year. As a result, these assets are considered to be nonparticipant directed at Plan year end.

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their compensation deferral contributions and safe harbor profit sharing contributions made by the Bank, as well as actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, as well as earnings or losses thereon, is based on years of continuous service. A participant is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. The Plan had one loan in default with an outstanding balance amounting to $3,284 at December 31, 2009 and 2008.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The Plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $872 in 2009 and $2,628 in 2008. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ 1,634,100	$ 933,032
Federated Prime Obligation Money Market Fund	1,523,188	2,206,464
Common stock – Croghan Bancshares, Inc.	-	455,553
Mutual funds:		
Fidelity Contra Fund	861,923	610,902
Fidelity Low-Price Stock Fund	694,408	447,624
Harbor International Fund	1,078,165	695,081
Oakmark Equity and Income Fund	1,413,079	583,595
Vanguard 500 Index Fund	703,239	516,913

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2009	2008
Mutual funds	$ 1,247,744	$(2,553,992)
Common stock	(37,222)	(180,373)
Net appreciation (depreciation) in fair value of investments	$ 1,210,522	$(2,734,365)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENT

Quarterly profit sharing contributions made by the Bank are deposited into the Federated Short-Term Fund and allocated in the first quarter of the subsequent plan year to the individual participant accounts. Consequently, these funds are nonparticipant-directed.

Information about the significant components of the nonparticipant-directed investment and changes in the nonparticipant-directed investment as of and for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
Nonparticipant-directed investment	$ 224,406	$ 215,454
Changes in nonparticipant-directed investments:		
Interest	$ 406	$ 2,454
Contributions	224,000	213,000
Transfers to participant-directed investments	(215,454)	(216,730)
Net change in nonparticipant-directed investment	$ 8,952	$ (1,276)

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair Value Measurements, FASB ASC 820-10 (ASC 820-10), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820-10 requires the use of valuation techniques that should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009 and 2008:

Cash equivalents, including savings and money market funds held by the Plan's sponsor, as well as other short-term obligations – Valued at amortized cost, which approximates fair value.

Common Stock of Croghan Bancshares, Inc. – Valued at the closing price or latest bid price determined by the market intermediary.

Mutual Funds – Valued at the net asset value of shares held by the Plan at year end.

Participant Loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FASB ASC 820-50 provides additional disclosure requirements with respect to fair value measurements and is effective for December 31, 2009 financial statements.

The following table summarizes the Plan's assets (there were no liabilities) measured at fair value as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

2009	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ -	$ 3,385,387	$ -	$ 3,385,387
Common stock – Croghan Bancshares, Inc.	-	483,923	-	483,923
Mutual funds:				
Indexed	703,239	-	-	703,239
Balanced	1,413,079	-	-	1,413,079
Growth	1,789,009	-	-	1,789,009
Fixed income	837,170	-	-	837,170
International	1,078,165	-	-	1,078,165
Value	694,408	-	-	694,408
Participant loans	-	-	151,706	151,706
Total assets at fair value	$ 6,515,070	$ 3,869,310	$ 151,706	$ 10,536,086

2008	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ -	$ 3,358,053	$ -	$ 3,358,053
Common stock – Croghan Bancshares, Inc.	-	455,553	-	455,553
Mutual funds	4,567,605	-	-	4,567,605
Participant loans	-	-	151,299	151,299
Total assets at fair value	$ 4,567,605	$ 3,813,606	$ 151,299	$ 8,532,510

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets, consisting of participant loans, for the years ended December 31, 2009 and 2008:

	2009	2008
Balance, beginning of year	$ 151,299	$ 141,903
Purchases, sales, issuances and settlements, net	407	9,396
Balance, end of year	$ 151,706	$ 151,299

NOTE 6 - TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 7 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of Universal Pension, Inc. is designed in accordance with applicable sections of the Internal Revenue Code. While a separate letter of determination has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, is as follows:

	2009	2008
Net assets available for benefits per the financial statements	$ 10,538,373	$ 8,544,702
Less participant loan reported as deemed distribution	3,284	3,284
Net assets available for benefits per Form 5500	$ 10,535,089	$ 8,541,418

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
December 31, 2009

Identity and Description	Original amount of loan	Amount received during reporting year Principal	Amount received during reporting year Interest	Unpaid balance at end of year	Description
Participant loan:					
Shellhammer, Douglas L. 207 York Street Bellevue, OH 44811	$ 3,358	$ -	$ -	$ 3,284	Loan issued 12/1/99, 9.25%, maturity date 12/1/04, default date 5/23/00.

NOTE: Participant has been unable to make payments on loan due to financial hardship. The plan administrator expects to eventually recover the loan from the balance of the participant's account.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Shares/ units	Description	Cost (Note 2)	Fair value
	Cash equivalents:		
1,634,100	* The Croghan Colonial Bank – Savings Account	$ -	$ 1,634,100
1,523,188	Federated Prime Obligation Money Market Fund	-	1,523,188
224,406	Federated Short-Term Fund	224,406	224,406
3,693	Federated Trust for U.S. Treasury Obligations	-	3,693
	Total cash equivalents		3,385,387
21,132	* Common stock – Croghan Bancshares, Inc.	-	483,923
	Mutual funds:		
28,668	Federated GNMA Trust Fund	-	319,362
105,897	Federated Kaufman Fund	-	493,482
42,653	Harbor Bond Fund	-	517,808
14,759	Fidelity Contra Fund	-	861,923
21,741	Fidelity Low-Price Stock Fund	-	694,408
19,649	Harbor International Fund	-	1,078,165
2,005	Neuberger Berman Genesis Fund	-	54,845
55,328	Oakmark Equity and Income Fund	-	1,413,079
4,363	T. Rowe Price 2020	-	63,705
5,252	T. Rowe Price 2030	-	79,409
3,594	T. Rowe Price 2025	-	38,134
18,511	T. Rowe Price 2015	-	197,511
6,850	Vanguard 500 Index Fund	-	703,239
	Total mutual funds		6,515,070
	Participant loans, with interest ranging from 4.25% to 9.25%, payable bi-weekly through December 2014	-	151,706
TOTAL ASSETS (HELD AT END OF YEAR)			$ 10,536,086

* Party-in-interest

NOTES:

(1) Total number of units for each account or fund are rounded to the nearest whole unit.

(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	19

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-53075 and No. 333-124401) for The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated June 18, 2010, with respect to the financial statements and supplemental schedules of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ CLIFTON GUNDERSON LLP

Toledo, Ohio
June 18, 2010